SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                        AMENDMENT NO. 1 TO SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                            GALAXY CABLEVISION, L.P.
                                (Name of issuer)

                           LIMITED PARTNERSHIP UNITS
                         (Title of class of securities)

                                   363170101
                                 (CUSIP number)

                               FIR TREE PARTNERS
                          1211 Avenue of the Americas
                                   29th Floor
                            New York, New York 10036
                            Tel. No.: (212)398-3500
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  MARCH 20, 1996
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Check the following box if a fee is being paid with this statement.  [ ]

The information required in the remainder of this cover page shall not be deemed to be "filed"for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                        1

                               CUSIP No. 456160100

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1     NAME OF REPORTING PERSONS                        St. James Capital Corp.

      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a)[ ]
                                                                        (b)[ ]
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3     SEC USE ONLY
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4     SOURCE OF FUNDS*
      AF, WC
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) OR 2(e)                                                    [ ]
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6     CITIZENSHIP OR PLACE OF ORGANIZATION
      USA
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NUMBER OF         7     SOLE VOTING POWER                              188,200
SHARES            ------------------------------------------------------------
BENEFICIALLY      8     SHARED VOTING POWER                                  0
OWNED BY          ------------------------------------------------------------
EACH              9     SOLE DISPOSITIVE POWER                         188,200
REPORTING         ------------------------------------------------------------
PERSON WITH       10    SHARED DISPOSITIVE POWER                             0
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      188,200
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES[ ]
- ------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      8.8%
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14    TYPE OF REPORTING PERSON
      CO, IN
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        *SEE INSTRUCTIONS BEFORE FILLING OUT

                                        2

                         AMENDMENT NO. 1 TO SCHEDULE 13D

                   This Amendment No. 1 ("Amendment No. 1") to Schedule 13D is being filed on behalf of Fir Tree, Inc., a New York Corporation, doing business as Fir Tree Partners ("Fir Tree Partners"), and Mr. Jeffrey Tannenbaum ("Mr. Tannenbaum"), the sole shareholder, executive officer, director, and principal, as an amendment to the initial statement on Schedule 13D, relating to Limited Partnership Units of Galaxy Cablevision, L.P. (the "Issuer"), as filed with the Securities and Exchange Commission on December 21, 1995 (the "Initial Statement").

                   This Amendment No. 1 relates to Limited Partnership Units of the Issuer purchased by Fir Tree Partners for the account of the Fir Tree Value Fund, L.P. ("Fir Tree Value Fund"), of which Mr. Tannenbaum is the general partner.

                   ITEM 1. SECURITY AND ISSUER

                   Securities acquired:  Shares of Limited Partnership Units

                   Issuer:c/o Galaxy Cablevision Management, Inc.
                                 1220 North Main
                                 Sikeston, MO 63801
                                 Tel. No. (314)471-3080

                   ITEM 2. IDENTITY AND BACKGROUND

                   Fir Tree, Inc., a New York corporation, doing business as Fir Tree Partners, provides investment management services to private individuals and institutions, and is located at 1211 Avenue of the Americas, 29th Floor, New York, NY 10036. Mr. Tannenbaum is the sole shareholder, executive officer, director and principal of Fir Tree Partners. Mr. Tannenbaum's principal occupation is investment management and he is a United States citizen. His business address is Fir Tree Partners, 1211 Avenue of the Americas, 29th Floor, New York, NY 10036. Neither Fir Tree Partners nor Mr. Tannenbaum has been convicted in a criminal proceeding during the last five years. Neither Fir Tree Partners nor Mr. Tannenbaum is and during the past five years was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof, subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

                   ITEM 3. SOURCE AND AMOUNT OF FUNDS

Fir Tree Partners, through the Fir Tree Value Fund, invested $225,946 in Limited Partnership Units of the Issuer as described in Item 5 below, for a total investment of $598,061 for the Fir Tree Value Fund. The source of these funds was the working capital of the Fir Tree Value Fund.

                   ITEM 4. PURPOSE OF THE TRANSACTION

                   Fir Tree Partners and Mr. Tannenbaum acquired shares of Common Stock for portfolio investment purposes, and do not have any present plans or proposals that relate to or would result in any change in the business, policies, management, structure or capitalization of the Issuer. Fir Tree Partners and Mr. Tannenbaum reserve the right to acquire, or dispose of, additional securities of the Issuer, in the ordinary course of business, to the extent deemed advisable in light of its general investment and trading policies, market conditions or other factors. Fir Tree Partners may contact the Issuer and/or other shareholders regarding potential strategies to increase shareholder value. Other than as described above, neither Fir Tree Partners nor Mr. Tannenbaum has plans or proposals which would result in any of the following:

                          1) any extraordinary corporate transaction, such as a
                   merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

                          2) any sale or transfer of a material amount of assets
                   of the issuer or any of its subsidiaries;

                          3) any change in the present board of directors or
                   managers of the issuer;

                          4) any material change in the present capitalization
                   or dividend policy of the issuer;

                          5) any other material change in the issuer's business
                   or corporate structure;

                          6) any change in the issuer's charter, by-laws or
                   instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

                          7) causing a class of securities of the issuer to be
                   delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

                          8) causing a class of securities of the issuer to
                   become eligible for termination of registration pursuant to
                   Section 12(g)(4) of the Act; or

                          9) any action similar to any of those enumerated
                   above.


                   ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

                   (a) Fir Tree Partners and Mr. Tannenbaum are beneficial owners of 188,200 shares of Common Stock of the Issuer or 8.8% of the shares outstanding. The 188,200 shares described above are beneficially owned by Fir Tree Partners and Mr. Tannenbaum for the account of the Fir Tree Value Fund.

                   The number of shares beneficially owned by Fir Tree Partners and Mr. Tannenbaum and the percentage of outstanding shares represented thereby, have been computed in accordance with Rule 13d-3 under the Act. The percentage of beneficial ownership of Fir Tree Partners and Mr. Tannenbaum on June 4, 1996 is based on 2,142,000 outstanding shares of Common Stock as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996.

                   (b) Fir Tree Partners and Mr. Tannenbaum for the account of the Fir Tree Value Fund have the power to vote and dispose of the shares of Common Stock held for the Fir Tree Value Fund.

                   (c) The transactions in the Issuer's securities by Fir Tree Partners during the last sixty days are listed as Annex A attached hereto and made apart hereof.

                   (d)    Not Applicable.

                   (e)    Not Applicable.

                  ITEM 6. CONTRACTS, ARRANGEMENT, UNDERSTANDINGS OR
                          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                   Not Applicable.

                  ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

                   Not Applicable.

                                    ANNEX A
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        Bought/                       #        Avg. Price/Share
 Date   Sold              Name      Shares       w/ Commission       $
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1/30/96 Bought      Total             1,300          3.2175          $4,182.75
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2/26/96 Bought      Total             1,100          3.4050          $3,745.50
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2/27/96 Bought      Total               800          3.4350          $2,748.00
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2/28/96 Bought      Total             1,500          3.4050          $5,107.50
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2/29/96 Bought      Total             3,700          3.4050         $12,598.50
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 3/4/96 Bought      Total               200          3.4050            $681.00
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 3/5/96 Bought      Total             1,000          3.4050          $3,405.00
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 3/6/96 Bought      Total               100          3.4050            $340.50
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3/14/96 Bought      Total               500          3.4050          $1,702.50
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3/15/96 Bought      Total             2,100          3.4050          $7,150.50
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3/18/96 Bought      Total             1,000          3.4050          $3,405.00
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3/19/96 Bought      Total               600          3.4050          $2,043.00
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3/20/96 Bought      Total             4,700          3.4050         $16,003.50
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3/21/96 Bought      Total               200          3.4050            $681.00
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3/25/96 Bought      Total               500          3.4050          $1,702.50
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3/26/96 Bought      Total             5,100          3.4038         $17,359.38
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3/27/96 Bought      Total             2,300          3.3425          $7,687.75
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3/28/96 Bought      Total               600          3.3425          $2,005.50
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3/29/96 Bought      Total               900          3.3425          $3,008.25
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 4/3/96 Bought      Total               100          3.3425            $334.25
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 4/8/96 Bought      Total               400          3.3425          $1,337.00
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4/11/96 Bought      Total               500          3.3425          $1,671.25
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4/12/96 Bought      Total             1,100          3.3425          $3,676.75
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4/16/96 Bought      Total               800          3.3425          $2,674.00
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4/17/96 Bought      Total             5,000          3.3425         $16,712.50
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4/18/96 Bought      Total             2,000          3.3425          $6,685.00
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4/19/96 Bought      Total             2,900          3.3834          $9,811.86
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4/24/96 Bought      Total             3,300          3.4050         $11,236.50
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4/26/96 Bought      Total               400          3.4050          $1,362.00
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4/30/96 Bought      Total             5,000          3.4050         $17,025.00
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 5/1/96 Bought      Total               500          3.4050          $1,702.50
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 5/2/96 Bought      Total             1,000          3.4050          $3,405.00
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 5/3/96 Bought      Total             1,000          3.4050          $3,405.00
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 5/6/96 Bought      Total               200          3.4050            $681.00
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 5/7/96 Bought      Total               400          3.4050          $1,362.00
- -------------------------------------------------------------------------------
 5/8/96 Bought      Total             5,000          3.4050         $17,025.00
- -------------------------------------------------------------------------------
5/14/96 Bought      Total             1,000          3.4050          $3,405.00
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5/15/96 Bought      Total             4,900          3.6550         $17,909.50
===============================================================================
TOTAL               Total            63,700                        $216,978.74
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                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   June 10, 1996

                                     Fir Tree, Inc. d/b/a/ Fir Tree Partners

                                     By:______________________________
                                          JEFFREY TANNENBAUM, President

                                        ______________________________
                                          Jeffrey Tannenbaum